Exhibit 99.1

Babylon Announces 1-for-25 Reverse Share Split

AUSTIN, Texas & LONDON, UK--(BUSINESS WIRE)-- Babylon (NYSE: BBLN) (“Babylon'') today announced that it is proceeding with a 1-for-25 reverse share split (the “Reverse Share Split") of its Class A ordinary shares, par value $0.0000422573245084686 per share (the “Class A Ordinary Shares”). The Reverse Share Split will become effective on December 15, 2022 (the “Effective Date”), and the Class A Ordinary Shares are expected to begin trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opens on December 16, 2022. Concurrent with the Reverse Share Split, the par value of the Class A Ordinary Shares will be changed to $0.0001 per share.

Following the Reverse Share Split, the number of issued and outstanding Class A Ordinary Shares will be reduced from approximately 620 million to approximately 24.8 million shares. The Class A Ordinary Shares will continue to trade on the NYSE under the existing symbol, “BBLN.”

At Babylon’s Annual General Meeting of Shareholders, held on September 14, 2022, Babylon’s shareholders approved special resolutions to authorize the Board of Directors (the “Board”) to carry out the Reverse Share Split, determine a conversion ratio, between 15 and 25, reflecting the number of pre-split Class A Ordinary Shares that would be consolidated into one post-split Class A Ordinary Share, and approve related amendments to Babylon’s Amended and Restated Articles of Association (the “Articles Amendments”) to effect the Reverse Share Split. On November 7, 2022, the Board approved a conversion ratio of 1-for-25 and the Articles Amendments.

The Articles Amendments provide that Babylon’s share capital, upon effectiveness of the Reverse Share Split, will be US$38,800 divided into: 260,000,000 Class A Ordinary Shares with a par value of US$0.0001 each; 124,000,000 Class B Ordinary Shares with a par value of US$0.0001 each; and 4,000,000 Deferred Shares with a par value of US$0.0001 each. The Reverse Share Split will become effective upon the filing of the Articles Amendments with the Jersey Financial Services Commission on the Effective Date. No Class B Ordinary Shares or Deferred Shares are issued and outstanding.

The Reverse Share Split is intended to increase the per share trading price of the Class A Ordinary Shares to enable Babylon to regain compliance with the minimum share price requirement in Rule 802.01C of the NYSE Listed Company Manual. Babylon believes that the Reverse Share Split will also benefit its shareholders because it will enable Babylon to reach additional institutional shareholders who impose minimum price requirements in their investment decisions.

No fractional Class A Ordinary Shares will be issued in connection with the Reverse Share Split; any fractional shares will be rounded down. The Reverse Share Split will affect all shareholders uniformly and will not alter any shareholder's percentage interest in the Class A Ordinary Shares, except to the extent that the Reverse Share Split results in some shareholders experiencing the rounding down of a fractional share.

Computershare Trust Company, N.A. (“Computershare”), Babylon’s transfer agent, will act as the exchange agent for the Reverse Share Split. Shareholders with book-entry shares or who hold their Class A Ordinary Shares through a bank, broker or other nominee will not need to take any action. Shareholders of record will receive their post-Reverse Share Split Class A Ordinary Shares in book-entry and receive a statement from Computershare regarding their post-Reverse Share Split ownership of Class A Ordinary Shares.

Shareholders may contact Computershare’s Shareholder Services Department at 1-800-736-3001 (+1 (781) 575-3100 for international callers) with any questions.

About Babylon

At Babylon, our mission is to make quality healthcare accessible and affordable for every person on Earth. To this end we are building an integrated digital first primary care service that can manage population health at scale.

Founded in 2013, we are reengineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, we offer millions of people globally, ongoing, always-on care. And, we have already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve our mission by leveraging our highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Today, we support a global patient network across 15 countries, and operate in 16 languages. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5-star ratings from more than 90% of our users across all of our geographies. We are working to demonstrate how our model of digital first integrated primary care can be applied to manage the health of the population in different settings across Medicare, Medicaid, and commercial value based care contracts in the US and our primary care services in the UK.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new digital-first platform that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and ability to generate profits in the future; that we may require additional financing and our ability to obtain additional financing on favorable terms; our ability to sell the Meritage Medical Network/IPA business, including the timing of the sale and the sale price; the impact of our planned reverse share split on the price and trading market for our Class A ordinary shares; if we fail to comply with the NYSE’s continued listing standards and rules, the NYSE may delist our Class A ordinary shares; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; difficulty in hiring and retaining talent to operate our business; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts

Media

press@babylonhealth.com

Investors

investors@babylonhealth.com